April 26, 2010

VIA EDGAR SUBMISSION

Robert Bartelmes
Senior Financial Analyst
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sycamore Networks, Inc.
Form 10-K for Fiscal Year Ended July 31, 2009
Filed September 29, 2009
File No. 000-27273

Dear Mr. Bartelmes:

On behalf of Sycamore Networks, Inc. (the “Company” or “we” or “our”), as a result of our conversations with the staff of the Securities and Exchange Commission (the “Staff”), this letter supplements our March 25, 2010 response to comments of the Staff contained in your letter of March 11, 2010 to our President and Chief Executive Officer, Daniel E. Smith.  Our response below corresponds to the Staff’s original comment 1.

Form 10-K for the fiscal year ended July 31, 2009

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 12

1.           We note your statement on page 19 that you do not disclose revenue or income targets with respect to your performance-based bonuses because of the competitive nature of this information.  We believe that disclosure of these targets after a fiscal year-end, at the time when you are required to provide disclosure on executive compensation pursuant to Item 402 of Regulation S-K, would not generally result in competitive harm.  In future filings, please disclose these targets to the extent they remain a material component of your compensation policies.  Also disclose how actual performance, indicating any material adjustments from the amounts reported in your financial statements, compared to the targets.  If you disagree, please provide a detailed analysis of your basis for not disclosing the targets.

Supplemental Response:

In a discussion with the Staff on April 6, 2010, you asked us to provide additional support for our position regarding the immateriality of the performance targets for our named executive officers (“NEOs”).  You also asked for more detailed analysis justifying the omission of our prior year revenue and income performance targets on competitive harm grounds.  We have reexamined the questions of materiality and competitive harm associated with disclosure of performance targets under our incentive compensation program and address each of these issues in turn below.

Sycamore Networks, Inc. – 220 Mill Road – Chelmsford, MA 01824-4144 USA
978.250.2900 – Fax: 978.256.3434
www.sycamorenet.com

Robert Bartelmes, Senior Financial Analyst
United States Securities and Exchange Commission
April 26, 2010

Materiality

We respectfully submit that disclosure of the specific quantitative targets under our incentive program is not required because the targets are not material or necessary to an understanding of the compensation paid to our NEOs.  In particular, we believe that a specific listing of each performance target is not material given that in any particular year, there are typically several performance targets for each NEO (each of which affects only a portion of the NEO’s incentive compensation), and the target amounts associated with the individual corporate financial objectives represent a relatively small percentage of our NEOs’ actual total compensation.  Furthermore, we submit that disclosure of the specific targets is not required because our current disclosure presents investors with the information necessary for a sound understanding of the structure and operation of our bonus program.  We believe the immateriality of the targets constitutes an independent and sufficient basis for omitting disclosure of the performance targets in our proxy statement.

Mr. Smith, our President and Chief Executive Officer, historically has not participated in our incentive program and is not a participant in our fiscal 2010 incentive program.  Accordingly, disclosure of the corporate targets is not necessary to an understanding of Mr. Smith’s compensation.  Per our discussion with the Staff, we have analyzed the materiality of the specific targets as they relate to each NEO’s potential bonus opportunity as opposed to the NEO’s actual prior year bonus.  Because the variable incentive plan for Mr. Scully, our Vice President of Worldwide Sales and Support, is determined differently from the target bonuses of our other NEOs, we address the materiality of the targets under his plan separately below.

Materiality of the Targets for Mr. Brauneis, Mr. Oye and Mr. Cormier

With respect to the corporate objectives for Mr. Brauneis, Mr. Oye and Mr. Cormier, we believe that disclosure of the specific financial targets is not required because the target bonus amounts are not quantitatively material.  In fiscal 2009, the financial objectives for these NEOs collectively accounted for only 50% of each NEO’s bonus opportunity, with no one financial objective weighted at greater than 30% of the total bonus award opportunity.  Each individual financial objective therefore represented a relatively small percentage of the relevant NEO’s actual total compensation, ranging from as little as 2% to as much as 7% of actual total compensation.  The specific target amounts for these NEOs as a percentage of their actual total compensation are set forth below:

NEO	Financial Objective	% Actual Total Compensation
Mr. Brauneis	Revenue Net Income	4.66% 7.0%

Robert Bartelmes, Senior Financial Analyst
United States Securities and Exchange Commission
April 26, 2010

Mr. Oye	Revenue Operating Income	4.28% 6.43%
Mr. Cormier	Revenue Operating Income	2.40% 3.61%

Given the low percentage of each NEO’s total compensation attributable to the attainment of corporate financial objectives, we believe that disclosure of the specific target for any one particular objective would not materially enhance an investor’s understanding of our NEOs’ prior year compensation.

Furthermore, we believe that disclosure of the specific targets is not required because the information contained in our current disclosure provides investors with sufficient information to understand the structure and operation of our incentive compensation program.  As described in our letter of March 25, 2010, we provide detailed information about our incentive program in our proxy statement, which includes, as required by the rules, how we determine the amount of (and, where applicable, the formula for) our incentive arrangements, the specific items of corporate performance that are taken into account and how the program is structured and implemented to reflect our performance, as well as an explanation of how difficult the various performance levels are to achieve.  Moreover, in an effort to provide investors with additional information regarding our NEOs’ prior year performance, we have also chosen to disclose, on an annualized basis, the percentage level of achievement of the target bonuses for each NEO.  Although we present this information in the aggregate for each NEO, we believe that disclosure of the percentage level of achievement of the target bonuses provides investors with a materially complete understanding of how our NEOs performed against their prior year objectives.  As such, we believe that our current disclosures provide investors with all of the performance-related information necessary to understand our incentive compensation program.

Materiality of the Targets for Mr. Scully

We similarly believe that disclosure of the specific targets underlying Mr. Scully’s variable incentive plan would not materially enhance an investor’s understanding of his prior year compensation.  First, the target amounts for the margin components of his plan were relatively small as a percentage of his actual total compensation, representing, for the standard margin component, 7% of his actual total compensation, and for the customer support margin component, 4% of his actual total compensation.  Accordingly, we do not believe that knowledge of the specific quantitative margin targets under his plan would be material to investors.  In addition, while we acknowledge that the target amount under the revenue component of Mr. Scully’s variable incentive plan was somewhat larger as a percentage of his actual total compensation (representing approximately 17% of his actual total compensation), we nevertheless believe that disclosure of the specific revenue targets under his plan would not materially enhance an investor’s understanding his prior year compensation.  As indicated in our 2009 Proxy Statement, unlike the target bonuses for our other executive officers, which are subject to thresholds and maximums and are otherwise prorated based on achievement above or below the target, the revenue component of Mr. Scully’s bonus plan is determined using different multipliers based on various levels of achievement of the Company’s annual operating plan.  Because the revenue component provides for a broad range of possible payouts, and there are no minimum or maximum payouts under this component of the plan, we do not believe that any single point or points along the continuum of possible payouts would be material.  Furthermore, because disclosure of the various revenue targets is only meaningful if the corresponding multiples are disclosed, providing the actual revenue targets would not materially enhance an investor’s understanding of Mr. Scully’s prior year compensation.1  Finally, as we have done for our other NEOs, we historically have disclosed to investors, on an annualized basis, the percentage level of achievement of Mr. Scully’s target bonus.  Accordingly, we believe that investors have been provided with all of the information needed to understand his variable incentive plan.
_______________________

1
We note the Company’s view that disclosure of the actual multiples for each revenue target underlying Mr. Scully’s variable compensation arrangement could cause significant competitive harm to the Company.

Robert Bartelmes, Senior Financial Analyst
United States Securities and Exchange Commission
April 26, 2010

In sum, given the low percentage of each NEO’s total compensation attributable to performance against the financial objectives and the extensive amount of information otherwise disclosed regarding our incentive program, we do not believe that disclosure of the specific targets is required under Item 402(b) of Regulation S-K.

Competitive Harm

As a result of our discussion with the Staff on April 6, 2010 and our understanding of the Staff’s position regarding potential competitive harm where disclosure of the targets occurs after a fiscal year-end, we have reexamined the question of competitive harm associated with the disclosure of prior year revenue and income performance targets under our annual incentive compensation program.  The Company continues to believe that disclosure of these specific performance targets could cause substantial competitive harm to the Company.  In particular, we are concerned that disclosure of these targets could prematurely reveal to competitors actual or planned changes in corporate strategy or other initiatives of the Company, including competitively sensitive information relating to our product development plans, potential acquisitions or divestitures, and other planned or contemplated strategic initiatives.

Nevertheless, in deference to the Staff’s position on this issue, the Company confirms that if we use revenue and income targets in future annual incentive compensation programs under circumstances similar to their use in the 2009 fiscal year, and the specific quantitative targets are material to an understanding of our executive compensation arrangements, we will disclose these performance targets in future filings pursuant to Item 402(b) of Regulation S-K.  Notwithstanding the foregoing, the Company will continue to assess whether under different circumstances which may be applicable in future years, including changes or prospective changes in corporate strategy or product offerings, such disclosure would result in competitive harm to the Company and warrant non-disclosure of the performance targets.  The Company will also continue to assess whether disclosure of performance targets based on measures other than consolidated revenue and income could result in competitive harm to the Company.

Please be advised, in connection with this supplemental response, that the Company also hereby acknowledges that:

Robert Bartelmes, Senior Financial Analyst
United States Securities and Exchange Commission
April 26, 2010

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information regarding this supplemental response or our prior response, or wish to discuss them further, please contact me at (978) 250-2921.

Sincerely,

/s/ Alan R. Cormier
Alan R. Cormier
General Counsel and Secretary

cc:	Sycamore Networks, Inc.
Daniel E. Smith
Paul F. Brauneis

Skadden, Arps, Slate, Meagher & Flom, LLP
Margaret A. Brown
Timothy F. Nelson
Angela Gomes